EXHIBIT 99.3

China Liberal Education Holdings Limited Reports Financial Results for the First Six Months of Fiscal Year 2023

BEIJING, Oct. 19, 2023 /PRNewswire/ -- China Liberal Education Holdings Limited (Nasdaq: CLEU) (“China Liberal,” the “Company,” or “we”), a China-based company that provides smart campus solutions and other educational services, today announced its unaudited financial results for the first six months of fiscal year 2023 ended June 30, 2023.

Ms. Ngai Ngai Lam, Chairwoman and CEO of China Liberal, commented, “We are delighted to report our solid financial results for the first half of fiscal year 2023 with a 229.6% year-over-year increase in revenue and a 13.2% year-over-year increase in gross profit. Our strong results demonstrate our efforts to focus on executing our expansion strategies and build continued momentum toward our objective of revenue growth. We expect to maintain continued revenue growth by diversifying service offerings, improving service quality, and scaling our business. We are confident that we are well-positioned to execute on our strategy to deliver strong growth and performance for the rest of the fiscal year and beyond. Leveraging our management’s keen industry insights and extensive industry experience, we have been actively optimizing our strategic initiatives to ensure our healthy and sustainable development. We plan to continue our search for potential acquisition targets to extend our business reach in the education industry while remaining committed to improving our existing services. We are very pleased with our progress to date, and we are even more excited about the significant opportunity ahead. We believe that the resiliency of our business model and laser focus on execution will drive sustained improvement and create shareholder value.”

First Six Months of Fiscal Year 2023 Financial Highlights

	For the Six Months Ended June 30,
($ millions, except for percentages or per share data)	2023	2022	%Change
Revenue	9.02	2.74	229.6%
Gross profit	2.59	2.28	13.2%
Gross margin	28.7%	83.5%	-54.8pp
(Loss) income from operations	(0.02)	1.49	NM
Net income	0.38	1.50	-75.0%
Basic and diluted earnings per share	0.01	0.09	-88.9%

Note: pp represents percentage points; NM represents not meaningful.

•	Revenue increased by 229.6% year-over-year to $9.02 million for the six months ended June 30, 2023, from $2.74 million for the same period last year.

•	Gross profit increased by 13.2% to $2.59 million for the six months ended June 30, 2023, from $2.28 million for the same period last year.

•	Gross margins were 28.7% and 83.5% for the six months ended June 30, 2023 and 2022, respectively.

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•	Loss from operations was $0.02 million for the six months ended June 30, 2023, compared to income from operations of $1.49 million for the same period last year.

•	Net income was $0.38 million for the six months ended June 30, 2023, compared to $1.50 million for the same period last year.

•	Basic and diluted earnings per share were $0.01 for the six months ended June 30, 2023, compared to $0.09 for the same period last year.

First Six Months of Fiscal Year 2023 Financial Results

Revenue increased by 229.6%, to $9.02 million for the first six months of 2023, from $2.74 million for the same period of last year. The increase in revenue was mainly attributable to revenue contributions from acquired entities in 2022.

Revenue from course fees is primarily derived from providing educational programs to college students. On September 2, 2022, the Company closed the transactions contemplated by that certain stock purchase agreement entered into on February 1, 2022 by and among the Company, Wanwang Investment Limited (“Wanwang”), the acquired company, Xiaoshi Huang, and Thrive Shine Limited, the sellers of the acquired company, and completed its acquisition of Wanwang. Wanwang, through its subsidiaries, operates two colleges, Fuzhou Melbourne Polytechnic (“FMP”) and Strait College of Mingjiang University (“Strait College”). Course fees are generally received in advance prior to the beginning of each applicable course or program. Course fees are recognized proportionately over the terms of the applicable course or program because the students simultaneously receive and consume the benefits provided by the Company. The portion of course fees received from students but not earned is recorded as deferred revenue in contract liabilities. Since the completion of acquisition in September 2022, both FMP and Strait College collectively enrolled 4,967 students, and $6.4 million in course fees were earned from September 2022 to December 2022. The remaining course fees of $7.7 million, which was received in advance, were recognized as revenue from January 2023 to June 2023. The average course fee per student from September 2022 to June 2023 was $2,794, of which an average course fee of $1,285 per student was earned from September 2022 to December 2022 and the remaining average course fee of $1,509 per student was earned from January 2023 to June 2023.

Revenues from the Sino-foreign Jointly Managed Academic Programs are primarily generated from the share of tuition fees and service fees we charged to students in FMP and Strait College. Since the completion of the aforementioned acquisition of Wanwang, revenue generated from FMP and Strait College was eliminated upon consolidation against cost of revenue of FMP and Strait College. As a result, the Company did not generate revenue from Sino-foreign Jointly Managed Academic Programs for the six months ended June 30, 2023. Revenue from Sino-foreign Jointly Managed Academic Program was $2.15 million for the same period of last year.

Revenue from providing smart campus related technological consulting services increased by $0.25 million, or 148.2%, to $0.41 million for the six months ended June 30, 2023 from $0.17 million for the same period of last year. The increase was primarily because six projects were completed for the six months ended June 30, 2023 as compared to three completed projects for the same period of last year.

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The Company didn’t have revenue from Overseas Study Consulting Services for the six months ended June 30, 2023. Revenue from Overseas Study Consulting Services was $0.33 million for the same period of last year. The decrease was mainly because our performance obligations for our service contract with Beijing Foreign Studies University were satisfied for the six months ended June 30, 2022. Following administration guidelines issued by General Office of the Ministry of Education in December 2021, universities and colleges shall cease projects and cooperation with external parties and, as a result, all existing contracts with Beijing Foreign Studies University came to completion and all existing performance obligations were completely satisfied, we discontinued our Overseas Study Consulting Services in January 2023.

Revenue from tailored job readiness training services increased by $0.85 million, or 910.8% to $0.94 million for the six months ended June 30, 2023 from $0.09 million for the same period of last year, which was mainly attributed to the revenue contribution from our newly acquired entity, Oriental Wisdom Cultural Development Co., Ltd. (“Oriental Wisdom”). On July 14, 2022, the Company closed the transactions contemplated by that certain stock purchase agreement entered into on June 9, 2022 by and among the Company, China Liberal Beijing, Oriental Wisdom, the acquired company, and Beijing Cloud Class Technology Co., Ltd., the seller of the acquired company, and completed its acquisition of Oriental Wisdom, an integrated education services provider focusing on operating jointly-managed academic programs in the vocational higher education industry in China.

Cost of Revenues

Cost of revenue increased by $5.98 million, or 1,322.1%, to $6.44 million for the six months ended June 30, 2023, from $0.45 million for the same period of last year, primarily due to $5.9 million cost associated with providing educational programs to college students.

Gross Profit

Gross profit increased by $0.30 million, or 13.2%, to $2.59 million for the six months ended June 30, 2023 from $2.28 million for the same period of last year, while gross profit margin decreased by 54.8% to 28.7% for the six months ended June 30, 2023 from 83.5% for the same period of last year. The increase in gross profit was primarily due to $1.6 million in gross profit contributed from two colleges and an additional $0.6 million in gross profit contributed from tailored job readiness training services, arising from newly acquired entity, Oriental Wisdom. The increase was partially offset by the decrease of $2.0 million gross profit associated with Sino-foreign Jointly Managed Academic Programs, of which was eliminated on consolidation for the six months ended June 30, 2023.

Operating Expenses

Selling expenses increased by $0.12 million, or 108.2%, to $0.23 million for the six months ended June 30, 2023 from $0.11 million for the same period of last year. The increase in selling expenses was primarily attributable to $0.1 million in cost incurred in recruiting new students for two colleges.

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General and administrative expenses increased by $1.67 million, or 241.7%, to $2.35 million for the six months ended June 30, 2023 from $0.69 million for the same period of last year, primarily due to $0.9 million in general and administrative expense incurred in running the two colleges and $0.8 million in general and administrative expenses incurred by the newly acquired entity, Oriental Wisdom.

Interest Expenses

Interest expenses was $0.12 million for the six months ended June 30, 2023, and the Company did not incur interest expenses for the same period of last year. The increase was primarily due to interest expenses on short-term bank loan, loans from third parties and loans from a related party.

Government Subsidy Income

Government subsidy income was $0.16 million for the six months ended June 30, 2023, and the Company did not generate government subsidy income for the same period of last year, primarily due to government grant for teacher development received by FMP.

Other Income

Other income increased by $0.35 million, or 3,797.1%, to $0.36 million for the six months ended June 30, 2023 from $0.01 million for the same period of last year, primarily due to forfeiture of advance from supplier of $0.3 million due to project cancellation.

Income Tax Provision

Income tax provision was $1,966 and $42 for the six months ended June 30, 2023 and 2022, respectively. Effective income tax rate was 0.5% and 0% for the six months ended June 30, 2023 and 2022, respectively. The effective income tax rates were low for the two periods are mainly due to the fact that China Liberal Beijing is entitled to a reduced income tax rate of 15% and claimed additional tax deductions for certain expenses.

Net Income

Net income was $0.38 million for the six months ended June 30, 2023, compared to $1.50 million for the six months ended June 30, 2022. Basic and diluted earnings per share were $0.01 for the six months ended June 30, 2023, compared to $0.09 for the same period last year.

Financial Condition

As of June 30, 2023, the Company had cash of $12.17 million, compared to $13.65 million as of December 31, 2022.

Net cash used in operating activities was $5.09 million for the six months ended June 30, 2023, compared to net cash provided by operating activities of $6.70 million for the same period last year.

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Net cash used in investing activities was $0.06 million for the six months ended June 30, 2023, compared to $39.14 million for the same period last year.

Net cash provided by financing activities was $3.71 million for the six months ended June 30, 2023, compared to $12.30 million for the same period last year.

About China Liberal Education Holdings Limited

Headquartered in Beijing, China Liberal is an educational services provider in China. Currently, China Liberal operates two colleges, Fuzhou Melbourne Polytechnic and Strait College of Mingjiang University, and provides a wide range of services, including overseas study consulting services and technological consulting services for Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, creating a “smart campus”; and tailored job readiness training to graduating students. For more information, please visit the Company’s website at ir.chinaliberal.com/.

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s expectations and projections about future events, which the Company derives from the information currently available to the Company. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

China Liberal Education Holdings Limited

Email: ir@chinaliberal.com

Ascent Investor Relations LLC

Tina Xiao

President

Phone: +1 646-932-7242

Email: investors@ascent-ir.com

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China Liberal Education Limited

Condensed Consolidated Balance Sheets

	As of	As of
	June 30,	December 31,
	2023	2022
	(unaudited)
ASSETS
CURRENT ASSETS
Cash	$12,167,658	$13,650,071
Account receivables, net	645,530	1,047,809
Advance to suppliers	-	44,105
Inventories, net	180,774	193,738
Prepaid expenses and other current assets, net	423,284	3,475,714
TOTAL CURRENT ASSETS	$13,417,246	$18,411,437
NON-CURRENT ASSETS
Goodwill on acquisitions	73,676,370	73,676,370
Property and equipment, net	8,762,072	10,194,930
Land use right, net	1,185,530	1,269,436
Intangible assets, net	375,151	423,272
Right-of-use assets	-	13,107
TOTAL NON-CURRENT ASSETS	83,999,123	$85,577,115

TOTAL ASSETS	$97,416,369	$103,988,552

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Account payables	$405,331	$878,429
Contract liabilities	-	7,772,227
Short-term bank loans	31,519	20,784
Taxes payable	1,346,780	1,354,965
Due to a related party	2,848,203	390,550
Lease liability	-	10,887
Loans from third parties	2,013,776	975,716
Accrued expenses and other current liabilities	6,336,987	8,584,892
TOTAL CURRENT LIABILITIES	$12,982,596	$19,988,450

NON-CURRENT LIABILITY
Contingent consideration	21,515,801	21,515,801
TOTAL LIABILITY	$34,498,397	$41,504,251

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 31,598,333 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively	$31,598	$31,598
Additional paid-in capital	63,191,010	63,191,010
Statutory reserve	1,083,661	1,006,384
Accumulated deficits	(1,529,271)	(1,828,205)
Accumulated other comprehensive income	140,974	83,514
Total shareholders’ equity	$62,917,972	$62,484,301

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$97,416,369	$103,988,552

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China Liberal Education Holdings Limited

 Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

	For the six months ended June 30,
	2023	2022

REVENUE	$9,023,504	$2,737,410
COST OF REVENUE	(6,437,408)	(452,663)
GROSS PROFIT	2,586,096	2,284,747

OPERATING EXPENSES
Allowance for doubtful accounts	(24,554)	-
Selling expenses	(230,290)	(110,612)
General and administrative expenses	(2,354,472)	(689,001)
Total operating expenses	(2,609,316)	(799,613)

(LOSS) INCOME FROM OPERATIONS	(23,220)	1,485,134

OTHER INCOME
Interest income	1,848	8,673
Interest expenses	(119,479)	-
Government subsidy income	164,006	-
Other income, net	355,022	9,110
Total other income, net	401,397	17,783

INCOME BEFORE INCOME TAXES	378,177	1,502,917
INCOME TAX EXPENSE	(1,966)	(42)
NET INCOME	$376,211	$1,502,875

COMPREHENSIVE INCOME
Total currency translation differences arising from consolidation	57,460	(551,890)
TOTAL COMPREHENSIVE INCOME	$433,671	$950,985

Earnings per share
Basic and diluted	$0.01	$0.09

Weighted average number of shares outstanding
Basic and diluted	31,598,333	17,627,339

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China Liberal Education Holdings Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the six months ended June 30,
	2023	2022
Cash flows from operating activities
Net income	$376,211	$1,502,875
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Allowance for accounts receivable	(53,507)	-
Allowance for inventory	3,645	-
Allowance for prepaid expenses and other current assets	78,061	-
Depreciation of property and equipment	1,034,004	7,402
Amortization of intangible assets	32,064	-
Amortization of land use right	22,805	-
Changes in operating assets and liabilities:
Accounts receivable, net	418,853	(858,161)
Contract receivable, net	-	1,972,732
Advance to suppliers	43,652	4,415,107
Inventory, net	-	(25,401)
Prepaid expenses and other current assets	3,561,065	40,899
Accounts payable	(447,642)	(77,703)
Contract liabilities	(8,330,439)	(285,832)
Taxes payable	60,333	11,175
Operating lease liabilities	2,197	-
Accrued expenses and other current liabilities	(1,891,144)	99
Net cash (used in) provided by operating activities	(5,089,842)	6,703,192

Cash flows from investing activities
Purchase of property and equipment	(64,586)	-
Prepayment for acquisitions	-	(39,137,623)
Net cash used in investing activities	(64,586)	(39,137,623)

Cash flows from financing activities
Proceeds from advance from a related party	2,454,258	313,966
Proceeds from loans from third parties	1,252,108	-
Net proceeds from issuance of ordinary shares	-	11,989,949
Net cash provided by financing activities	3,706,366	12,303,915

Effect of changes of foreign exchange rates on cash	(34,351)	(298,326)
Net decrease in cash	(1,482,413)	(20,428,842)
Cash, beginning of period	13,650,071	32,678,421
Cash, end of period	$12,167,658	$12,249,579

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